Response to a Communication of the Financial Superintendency Office of Colombia

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC, TSX: ECP), in response to communication 2014032706-000-000 of the Financial Superintendency office of Colombia, hereby reports that the National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos - ANH), by means of a communication dated March 31 of this year, with reference to 20145110036911, commented on the STAR project in the following terms: "… the period for evaluation and continuity of air injection of the project is extended through April 30, 2014…"

In accordance with the abovementioned, the evaluation of the STAR Project Pilot has not been concluded. The technical teams of Ecopetrol S.A. and Meta Petroleum Corp. (affiliate of Pacific Rubiales Energy) continue evaluating the results obtained in its execution.

Once the evaluation has been finalized, representatives of both companies will meet to review the next steps under the Quifa Partnership Agreement.

Bogota, April 16, 2014

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Email: mtellez@ecopetrol.com.co